

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2012

Via E-mail
Daniel J. O'Leary
Chief Executive Officer
Edgen Group Inc.
18444 Highland Road
Baton Rouge, Louisiana 70809

> **Re: Edgen Group Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed February 8, 2011**
> **File No. 333-178790**

Dear Mr. O'Leary:

　　We have received your response to our prior comment letter to you dated January 25, 2012 and have the following additional comments.

General

1.   We note your response to our prior comment 1 that you believe the terms "premium quality" and "highly engineered" reflect the key attributes of the products the Company supplies. Please revise to state these terms as beliefs accordingly.

2.   We note your response to our prior comment 3. We are unable to view the items in the bottom right corner of the graphic. Please provide us with a copy of the graphic in which the entire graphic is able to be viewed.

Special Note Regarding Industry and Market Data, page ii

3.   We note your response to our prior comment 5. Please revise to state that you believe and act as though the market data presented are <u>accurate</u>.

Prospectus Summary, page 1

4. We note your response to our prior comment 44. Please delete the statement "maximize our profitability" on pages 6 and 98 and the statement "history of successful acquisitions and integrations" on pages 7 and 99 in light of your recent history of losses or advise.

Our Company, page 1

5. Please provide support for the statement that "[o]ur customers in all of these end-markets increasingly demand our products in the build-out and maintenance of infrastructure that is required when the extraction, handling and treatment of energy resources becomes more complex and technically challenging" or delete this statement.

Our Competitive Strengths, page 5

6. We note your response to our prior comment 13. Please revise the last sentence under the Diversified and Stable Customer Base section to state that MRO sales vary from year to year.

7. We also note in your response to our prior comment 57 that you do not appear to have long-term contracts for your sales and your sales are based on individual sales orders during a period. Please revise the Diversified and Stable Customer Base section to clarify, if true, that you do not have long-term contracts with any of your customers.

8. We note that the compensation of your senior managers is tied to financial performance measures as stated in the Experienced and Incentivized Management Team section. This appears to conflict with the disclosure in the carryover paragraph starting at the bottom of page 116 that in both 2010 and 2011 no bonuses were granted under the Cash Bonus Plan. Please revise to remove any inconsistencies between these two disclosures or advise.

Our Challenges and Risk Factors, page 7

9. We note your response to our prior comment 7. Please balance the summary section to discuss the strategic inventory liquidation, inventory write-downs, and goodwill impairment charges or advise. Please also revise the fourth bullet point of this section to include a discussion of the "significant cash interest expense in 2012 and subsequent years" as discussed in the first full risk factor on page 31.

10. Please also revise this section to include the range of payments anticipated under the tax receivable agreement and to disclose that EM II LP and B&L will not reimburse you for any payments previously made if benefits are later reduced or disallowed and that you could be subject to additional taxes and possible penalties in the fifth bullet point and the percentage of voting power affiliates of JCP will have upon completion of the offering in the last bullet point.

Formation of Edgen Group and the Reorganization, page 8

11. We note your response to our prior comment 17. Given that you have determined that the Exchange Agreement does not meet the definition of a freestanding financial instrument and equity classification is appropriate, please provide us with your full analysis under ASC 480 and ASC 815-40-25-7 through 35. Your response should clearly analyze the Exchange Agreement in further detail and provide further explanation of the basis or rational for your conclusion that equity classification is appropriate.

Company Information, page 12

12. It appears that the web site listed in this section is not a valid web site address. Please advise.

Risk Factors, page 20

Concentration of ownership among our existing executives, page 33

13. We note your response to prior comment 60. Also, we note from the revised disclosure on page 53, that following the Reorganization, EM II LP and B&L will together own 100% of the Edgen Group Class B common stock which will represent a majority of the voting power of the Edgen Group. We also note that affiliates of JCP will continue to control these entities following completion of the offering. Please revise MD&A to disclose the existence of the control relationship that will continue with respect to the Edgen Group following the completion of the offering transaction.

Use of Proceeds, page 40

14. We note in your response to our prior comment 32 that if any proceeds remain after repaying in full the BL term loan, the BL revolving credit facility and the Seller Note that you may choose to pay an undetermined amount of principal, accrued interest and a redemption premium with respect to the EMC senior secured notes. Please update this section and similar disclosure elsewhere in the prospectus to include information regarding repaying a portion of the EMC senior secured notes or advise.

Unaudited Pro Forma Condensed Combined Financial Information, page 48

15. We note from your response to our prior comment number 21 that the company has reflected the column labeled "Pro forma for effects of reorganization" in its capitalization disclosures because the company believes this column provides additional disclosure to prospective investors by showing separately the impact of the consolidation of B&L with the company and the simultaneous repayment of certain B&L indebtedness. Please similarly revise your pro forma balance sheet and consolidated statements of operations to separately show the effects of these transactions from the offering and related transactions.

16. We note from the disclosures included in Note 1 that as a result of the reorganization and offering transaction, the Edgen Group will have Class A and Class B common shares outstanding, with Class A shares being held by the public shareholders. Please revise the notes to pro forma financial information and MD&A to describe the differing rights and privileges that the Class A and Class B shareholders will have following the completion of the reorganization and offering transactions.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 52

17. We note your response to prior comment 32. Please revise footnote 2(h) to disclose the significant assumptions that were used to calculate the adjustment to interest expense as a result of the repayment of your various debt obligations. Your revised disclosure should explain the amount of each debt obligation that will be repaid and the related interest rates thereon that were used in calculating or determining the pro forma adjustments to interest expense. Your revised disclosure should be presented in a level of detail so that it can be easily determined how the pro forma adjustments to interest expense for each period were calculated or determined.

18. Refer to adjustment 2(i). We note the revisions made to Note 2(i) response to our prior comment 34. As requested in our prior comment, please revise to disclose the significant assumptions that were used to calculate or determine the noncontrolling interest and income attributable to noncontrolling interest.

19. We note your response to prior comment 36. Please confirm that you will revise to disclose the effective tax rate, including the blended state tax rate that was used to determine the pro forma adjustment. Your revised disclosure should also explain how the effective tax rate was calculated or determined.

20. Refer to footnote 2(k) – Please revise footnote (k) to explain in further detail how the company calculated or determined the amount of the deferred tax asset and

related liability that would be recognized if the Exchange Rights were to be exercised in full. Also, please revise footnote (k) to explain in further detail how you calculated the range of expected future payments to be made under the tax receivable agreement over the next fifteen years assuming the Exchange Rights were exercised in full.

21. We note from the disclosure on page 8 that the company intends to enter into new employment agreements with certain officers in connection with the offering. If such agreements will provide for revised compensation arrangements for these officers, please revise the pro forma statements of operations to include adjustments giving effect to these revised compensation arrangements. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Quantitative and Qualitative Disclosures about Market Risk, page 88

Foreign Currency Risk, page 88

22. We note your response to our prior comment 39 and do not believe the revised disclosures are fully responsive to our request. Given the magnitude of the company's foreign currency transactions, please revise to provide the quantitative disclosures with regard to your exposure to foreign currency exchange rate risk in one of the three disclosure alternatives outlined in Item 305(a)(1) of Regulation S-K.

Business, page 90

Our Industry, page 90

23. Please define "substantial increase in order flow" in the second sentence of the first paragraph following the bullet point on page 91.

24. We note that the information set forth in the paragraph starting at the bottom of page 91 presents information from one of three scenarios and the three scenarios vary greatly with respect to worldwide energy use. Please revise to clarify the disclosure in the filing accordingly or advise.

25. We note your response to our prior comment 41. Please delete the reference to the compound growth rate over the last 5 years of the number of semi-submersible rigs and drillships contracted to drill in deepwater locations on page 94.

Products, page 103

26. We note your disclosure in the last paragraph of this section. Please provide similar disclosure in the Prospectus Summary section so it is clear that you do not manufacture any of your products and instead distribute manufactured products.

Executive Compensation, page 115

Compensation Discussion and Analysis, page 115

27. We note your response to our prior comment 51. We note the statement on page 116 that in each of the past three years each named executive officer "achieved a performance level that entitled him to some portion or all of his target bonus award." In light of this please explain to us why no bonus award for 2009 is reflected in the Summary Compensation Table. While we note the statement that "as was the case for 2010, in 2011, due to uncertain market conditions stemming from the global economic recession, the CEO, CFO and the Committee determined that bonuses would not be granted under the Cash Bonus Plan," there is no similar statement indicating that no bonus was granted for 2009.

Annual performance-based cash bonus, page 116

28. In this regard we also note on page 117 that EBITDA targets for 2011 would not be set. Given that no EBITDA targets were ever set for 2011 it is unclear to us how "in the past three years" each named executive officer "achieved a performance level that entitled him to some portion or all of his target bonus award." Please revise or advise.

Equity-based incentive compensation, page 117

29. We note your response to our prior comment 52 but do not believe the revised disclosures were fully responsive to our request. As originally requested, please revise the critical accounting policies section of MD&A to discuss the repurchase and replacement of the awards and the planned accounting treatment for the exchange of outstanding awards under the existing plans with new awards. Your revised disclosures should be presented in a level of detail consistent with that provided in your response to our prior comment number 52.

Outstanding equity awards at year-end, page 120

30. While we note the disclosure in footnote 6, there does not appear to be any information for Mr. Craig in the table. Please advise or revise accordingly.

Certain Relationships and Related Person Transactions, page 130

Employment Agreements, page 130

31. We note your disclosure on page 8 that you expect to enter into amended employment agreements with certain of your officers. Please advise or revise your disclosure in this section for consistency. Additionally, please advise as to whether you will update the Employment agreements and potential payments upon termination or change of control section beginning on page 121 for the amended employment agreements as applicable and confirm you will file such amended agreements as exhibits to your registration statement or advise.

Financial Statements, page F-1

Edgen Murray II, L.P. September 30, 2011 Financial Statements, page F-5

Notes to consolidated financial statements, page F-10

18. Related-party transactions, page F-33, F-74

32. We note the disclosures that have been added to page 55, F-34 and F-75 in response to our prior comment 61. Please revise the notes to the financial statements to disclose the significant assumptions that were used in the Black-Scholes option pricing model for purposes of determining the fair value of the option grants. Your revised disclosure should be provided in a level of detail consistent with that included in the second paragraph of your response to our prior comment number 61.

33. Also, we note from the disclosures included in Note 18 that based on the company's valuation methodology, it was determined that the fair value of the Class A restricted units was $1,075 and the fair value of the Class B units was $748. Please explain in the notes to the financial statements the facts or circumstances that result in the significant differences between the values determined for the Class A and Class B units.

Edgen Murray II, L.P. December 31, 2010 Financial Statements, page F-40

Notes to consolidated financial statements, page F-47

9. Equity-based compensation, page F-61

34. We note your response to our prior comment number 65. As requested in our prior comment, please revise note 9 to disclose for fully vested share options and units, and share options and units expected to vest, the aggregate intrinsic value of

options and units outstanding, and the aggregate intrinsic value of options and units that are exercisable. Refer to the disclosure requirements outlined in ASC 718-10-50. Please note that the predecessor is considered a public entity upon the filing of the Form S-1 registration statement.

Other

35. Please update the financial statements, as required by Rule 3-12 of Regulation S-X.

36. Please provide a currently dated consent of the independent registered accountants in any future amendments to your Form S-1 registration statement.

Exhibits

37. We note your response to our prior comment 75 that you have included all schedules and exhibits. Please tell us whether schedules and exhibits marked "see attached" in exhibits 10.2 and 10.15 refer to existing documents that are not filed.

38. We note your response to our prior comment 77. Please also file the Limited Liability Company Agreement among Edgen Group, EM II LP and B&L or advise. Please also update the Index of Exhibits for each of the agreements you will file in connection to the reorganization.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Eric S. Siegel, Esq.
        Dechert LLP